UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Solera National Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

83420T104
(CUSIP Number)

Robert J. Fenton
c/o Solera National Bank
319 S. Sheridan Blvd
Lakewood, CO 80226
(303) 209-8600
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 15, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83420T104

1	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person Robert J. Fenton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box of Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,375

	8	Shared Voting Power

	9	Sole Dispositive Power 75,375

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 91,556

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 3.4%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 83420T104

Item 1.	Security and Issuer.
This exit Schedule 13D/A amends the Schedule 13D filed on April 11, 2014, relating to the shares of common stock, par value $0.01 per share, of Solera National Bancorp, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 319 South Sheridan Boulevard, Lakewood, Colorado 80226. This Amendment No. 1, amends Items 2, 4, and 5.

Item 2.	Identity and Background.
Item 2 of Schedule 13D is hereby amended and supplemented by the addition of the following:

Mr. Fenton was appointed interim President and CEO of the Registrant on July 15, 2014 and subsequently appointed to the Board of Directors of the Registrant on July 22, 2014.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Events Subsequent to the Schedule 13D filed on April 11, 2014

As described in the initial filing of this Schedule 13D Mr. Fenton opposed the Issuer's slate of proposed Directors to be elected at the Issuer's 2014 annual meeting of shareholders and supported the election of alternative nominees proposed by Michael D. Quagliano. In connection with events occurring at the annual meeting and subsequent thereto, Mr. Quagliano was appointed to the Board of Directors of the Issuer and subsequently appointed Chairman of the Board on July 3, 2014.

Mr. Fenton was appointed interim President and CEO of the Issuer on July 15, 2014 and subsequently appointed to the Board of Directors of the Issuer on July 22, 2014.

Item 5.	Interest in Securities of the Issuer.
Item 5 of Schedule 13D is hereby amended and supplemented by the addition of the following:

On June 16, 2014, Mr. Fenton exercised 5,000 stock options increasing his ownership from 69,375 Shares owned directly and jointly with his Spouse to 74,375. On June 19, 2014, 89,502 of Mr. Fenton's stock options expired and therefore changed his beneficial ownership from 181,058 to 91,556. There was no change to the 1,000 Shares held for the benefit of Mr. Fenton's children.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated:	November 3, 2014	/s/ Robert J. Fenton
By: Robert J. Fenton